June 26, 2006

George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:  PG&E Corporation
        Pacific Gas and Electric Company
        Forms 10-K for Fiscal Year Ended December 31, 2005
        Filed March 6, 2006
        File Nos. 1-12609 and 1-2348

Dear Mr. Ohsiek:

This letter sets forth the response of PG&E Corporation and Pacific Gas and Electric Company (Utility) to the comments set forth in the letter of the Staff of the Securities and Exchange Commission (the Staff) dated June 7, 2006 in connection with our Annual Reports on Forms 10-K for the fiscal year ended December 31, 2005.

Forms 10-K for Fiscal Year Ended December 31, 2005

Annual Report

Note 4. Debt, page 73

PG&E Corporation, Convertible Subordinated Notes, page 73

1.
We have reviewed your response to comment 3 in our letter dated April 21, 2006. Please tell us in more detail why you believe these notes qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19. In particular, tell us how you concluded that the holder will only realize the value of the conversion option by receiving the entire proceeds in a fixed number of shares, or the equivalent amount of cash, at your discretion. In this regard, we note that pursuant to Section 11.3 of the indenture, the number of shares to be received upon conversion is subject to adjustment, not only in the event of an equity restructuring type transaction, but also in the event that a convertible security with a lower conversion price is issued. While we understand and agree with your point that EITF 05-02 was not effective as of the date of issuance of the convertible notes, we still need to understand how you considered the conversion price adjustment clause in determining whether the notes qualified for the conventional convertible scope exception in paragraph 4 of EITF 00-19 at the time the notes were issued. It doesn’t even appear to us that EITF 05-2 would have been applicable had it been effective at the issuance date, since EITF 05-2 merely clarified that “standard” antidilution provisions do not preclude classification as conventional convertible. The conversion price adjustment clause discussed above does not appear to be a standard antidilution provision.

To the extent you now believe the convertible notes do not qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19, please provide us your analysis as to whether the condition in paragraph 20 of EITF 00-19 has been met for the conversion option to be classified as equity, if it were freestanding.

Response

The following is a summary of the accounting treatment for the conversion feature embedded in the convertible subordinated notes (Notes), as detailed in our response to your original inquiry, dated May 12, 2006:

Under paragraph 11 (a) of SFAS No. 133, a conversion feature should not be bifurcated and accounted for separately as a derivative instrument if it is “both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

We concluded that the conversion feature is indexed to PG&E Corporation stock under EITF 01-6, satisfying paragraph 11(a)(1) of SFAS No. 133.

We concluded that the conversion feature would be classified in stockholders’ equity if it were a freestanding derivative because the Notes are considered conventional convertible debt under paragraph 4 of EITF 00-19, satisfying paragraph 11(a)(2) of SFAS No. 133.

In our response to your original inquiry we indicated the following on page 7 of the document:

“The conversion price is subject to adjustment for the issuance of rights or warrants, convertible securities with a lower conversion price, stock dividends, stock splits, stock combinations and tender or exchange offers. This adjustment provision meets the conditions set forth in part (1) of EITF Issue No. 01-6 because the adjustment provision is not based on an observable market, other than the market for PG&E Corporation’s common stock, nor is it based on an observable index, other than those calculated or measured solely by reference to PG&E Corporation’s own operations. Further, upon conversion the Notes can only be settled in shares of PG&E Corporation common stock. Therefore, PG&E Corporation concluded that the embedded derivative is indexed to PG&E Corporation’s common stock for purposes of SFAS No. 133 paragraph 11(a).”

In the paragraph above, we refer to an adjustment to the conversion price resulting from the issuance of “convertible securities with a lower conversion price.” This statement was incomplete and inaccurately stated because it implies that value is provided to the Noteholders in the form of a non-conventional conversion price adjustment provision. In attempting to summarize the conversion price adjustments provided by Section 11.3 of the indenture, we inadvertently mischaracterized the substance of subsection 11.3(c). The adjustment provision in 11.3(c), like the other adjustment provisions, provides for an adjustment to the conversion price in the event of an equity restructuring type event wherein securities are offered to all holders of outstanding common stock that would have the effect of diluting the value of the Noteholder’s security. In researching the EDGAR filings database, PG&E Corporation reconfirmed that this type of adjustment provision is common in similar indentures.

Adjustment of Conversion Price

Section 11.3 of the Note indenture provides that the conversion price will be adjusted if any of the following occurs:

a)	PG&E Corporation pays a stock dividend or makes a distribution of common stock to all holders of outstanding common shares

b)	PG&E Corporation effects a stock split or reverse stock split (affecting all holders of outstanding common shares)

c)
PG&E Corporation issues rights or warrants to all holders of outstanding common shares entitling the holder to subscribe or purchase common shares (or securities convertible into common shares) at less than fair market value

d)	PG&E Corporations distributes to all holders of its outstanding common shares, cash, shares of stock, evidence of indebtedness or other assets, but excluding:

1)	rights or warrants referred to in 11.3 (c),
2) dividends or distributions of stock in connection with a reclassification, change, merger, consolidation, combination etc.
3)	dividends or other distributions made exclusively in cash
4)	any spin-off of a subsidiary of PG&E Corporation

e)
Expiration of a tender or exchange offer by PG&E Corporation which requires payment to stockholders of consideration having a fair market value, that when combined with the fair market value of consideration paid with respect to any other tender offers in the preceding 12 months, exceeds 10% of the current market value of the common shares outstanding at the time of expiration

The provisions of Section 11.3 above are included in the indenture strictly to maintain the value of the conversion option in the event of an equity restructuring type transaction. It is common practice for convertible debt instruments to contain these types of antidilution provisions. We concluded that the Notes were conventional convertible debt due to the fact that the indenture does not provide any additional benefits or protections to the holder other than those provided in a standard convertible debt indenture.

When PG&E Corporation issued the Notes on June 25, 2002, the only guidance that referred to a conventional convertible debt instrument was contained in paragraph 4 of EITF 00-19 which states:

[T]he requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

EITF 00-19 did not clearly define the term conventional convertible debt instrument.

The indenture detailed the calculation by which the Notes are convertible into a fixed number of shares. As detailed above, this number of shares would only be adjusted to maintain the value of the conversion option in the event of an equity restructuring type transaction. Therefore, we concluded that the holder will only realize the value of the conversion option by receiving the entire proceeds in a fixed number of shares, or the equivalent amount of cash.

Subsequent to PG&E Corporation’s assessment of the accounting for the Notes, EITF Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19,” (EITF Issue No. 05-2) was issued to provide guidance in applying EITF Issue No. 00-19. Under EITF 05-2, the Notes would still be considered conventional convertible debt in accordance with EITF Issue No. 05-2.

EITF Issue No. 05-2, paragraph 8, states the following (in part):

“Instruments that contain ‘standard’ antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option.

Statement 123(R), in turn, defines an equity restructuring transaction as “a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend.”

As stated above, the provisions of Section 11.3 address only transactions between PG&E Corporation and the holders of its common shares and are included in the indenture strictly to maintain the value of the conversion feature in the event of an equity restructuring type transaction. Therefore, the Notes would be considered conventional convertible debt under the guidance of EITF Issue No. 05-2.

PG&E Corporation determined that the conversion feature, if it were a freestanding derivative instrument, would have been classified as equity pursuant to the guidance in paragraph 4 of EITF Issue No. 00-19.

As a result of the analysis under EITF Issue No. 01-6 and EITF Issue No. 00-19, PG&E Corporation determined that the conversion feature met the criteria of paragraph 11(a) of SFAS No. 133; therefore, the conversion feature was not required to be bifurcated from the host contract.

In connection with PG&E’s response to the Staff’s comments, PG&E acknowledges:

•	PG&E is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2005;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2005; and

•	PG&E may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (415) 267-7154.

Sincerely,

/s/ G. ROBERT POWELL

G. ROBERT POWELL
Vice President and Controller
PG&E Corporation
Pacific Gas and Electric Company